Filed by Coastline Corporate Services, Inc. – 727-596-6095

Capital Alliance Group, Inc. Form 6K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007.

Commission File Number: 000-31557

Capital Alliance Group Inc.

(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  *    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Filed by Coastline Corporate Services, Inc. – 727-596-6095

Capital Alliance Group, Inc. Form 6K

Attached hereto is the report regarding the change of Capital Alliance Group Inc.’s common shares held by all of Mackenzie Financial Corporation’s managed accounts at the end of July 2007.

Exhibit 99.1 attached hereto is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Capital Alliance Group Inc.
(Registrant)

Date: August 16, 2007	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer

EXHIBITS

Number	Description of Exhibit
99.1	Early Warning Report dated August 10, 2007